
SPA



03 JUL -3 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/275/2003/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

03024324

July 3, 2003

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the ordinary and extraordinary shareholders'meeting which will take place on August 4, 2003 in first call and, if necessary, on August 5, 2003 in second call.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Very truly yours,

in her absence [signature]
Antonella Giacobone
Company Secretary

Encl.

7/9

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996

Mod. 5968127 - 2.99


SPA



FILE NO. 82-4911

Convocation of ordinary and extraordinary assembly

The shareholders are hereby invited to attend an ordinary and extraordinary assembly in Milan, at Palazzo Turati, in via Meravigli 9/b, on 4th August 2003, at 11.30 am, for a first convocation, and where necessary, a second convocation has been foreseen for 5th August 2003, at the same time and place, in order to discuss and deliberate the following:

Agenda

As regards the ordinary part:

1. *the approval, pursuant to article 16, letter b) of the company by-laws, of the company's acquisition of a further participation in Edipower S.p.A.*
2. *the approval, pursuant to article 16, letter b) of the company by-laws, of the alienation of e.Biscom S.p.A bonds convertible into shares, owned by Aem S.p.A. under the convertible bond loan entitled "e.Biscom S.p.A. convertible 2003-2006", or the e.Biscom S.p.A. shares deriving from the said bonds.*

As regards the extraordinary part:

1. *Grant the Board of Directors the necessary proxies to issue non-convertible bonds up to a maximum sum of Euro 1 billion, in accordance with article 2420-ter Civil Code; the consequent introduction of article 10 bis of the company by-laws.*

Any shareholders in possession of share certificates, issued under article 85 Legislative Decree no. 59/98, through the mediation of the Monte Titoli S.p.A. centralised management system, may participate in the assembly.

The documentation relating to the points on the agenda will be made available to the public at the offices of the company and the Borsa Italiana S.p.A. (Italian Stock Exchange Company), and shareholders shall be entitled to a copy. The documentation will also be obtainable from the web-site www.aem.it, fifteen days prior to the meeting.

On behalf of the Board of Directors
The Chairman and Managing Director
Giuliano Zuccoli

od. 5968128 - 1.99